82-1072

To: The U.S. Securities & Exchange Commission

03 APR -7 AM 7:21





Television Broadcasts Limited

SUPPL

(Incorporated in Hong Kong with limited liabilities)

ANNOUNCEMENT OF 2002 ANNUAL RESULTS

The directors of Television Broadcasts Limited ("the Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31 December 2002 as follows:

	Notes	2002 *HK$'000*	As restated 2001 *HK$'000*
Turnover	2	**3,161,862**	3,264,630
Cost of sales		**(1,543,362)**	(1,671,072)
Gross profit		**1,618,500**	1,593,558
Other revenues	3	**41,083**	83,173
Selling and distribution costs		**(435,518)**	(450,940)
General and administrative expenses		**(489,409)**	(524,974)
Other operating income/(expenses)		**893**	(3,460)
Operating profit	4	**735,549**	697,357
Finance costs		**(21,945)**	(23,163)
Share of profits less losses of			
Jointly controlled entities		**(28,103)**	(16,154)
Associated companies		**(1,250)**	4,942
Profit before taxation		**684,251**	662,982
Taxation	5	**(90,064)**	(111,133)
Profit after taxation		**594,187**	551,849
Minority interests		**(4,269)**	37,582
Profit attributable to shareholders		**589,918**	589,431
Dividends		**416,100**	416,100
Earnings per share	6	**HK$1.35**	HK$1.35
Dividends per share			
Interim dividend paid		**HK$0.20**	HK$0.20
Final dividend proposed		**HK$0.75**	HK$0.75

Notes:

1. **Change of accounting policy**

In 2002, the Group adopted a new accounting standard SSAP 34 (Revised) "Employee benefits" issued by the Hong Kong Society of Accountants. As a result, the Group has changed its accounting policy for employee leave entitlements. This change in accounting policy has been applied retrospectively and accordingly, reserves of the Group as at 31 December 2001 have been reduced by HK$49,476,000 and certain comparative figures have been restated to conform with the current year presentation.

2. **Segment information**

An analysis of the Group's turnover and results for the year by business segments is as follows:

	Terrestrial television broadcasting 2002 *HK$'000*	Programme licensing and distribution 2002 *HK$'000*	Overseas satellite pay TV operations 2002 *HK$'000*	Channel operations 2002 *HK$'000*	Other activities 2002 *HK$'000*	Elimination 2002 *HK$'000*	Group total 2002 *HK$'000*
Turnover *(Note 1a)*							
External sales	1,783,203	484,119	189,360	583,976	121,204	-	3,161,862
Inter-segment sales	-	127,210	5,391	15,445	50,294	(198,340)	-
	1,783,203	611,329	194,751	599,421	171,498	(198,340)	3,161,862
Segment results *(Note 1a)*	489,252	327,886	(60,943)	(26,601)	5,112	843	735,549
Finance costs							(21,945)
Share of profits less losses of							
Jointly controlled entities	-	-	-	(23,089)	(5,014)	-	(28,103)
Associated companies	-	-	-	(1,250)	-	-	(1,250)
Profit before taxation							684,251
Taxation							(90,064)
Profit after taxation							594,187
Minority interests							(4,269)
Profit attributable to shareholders							589,918

Note 1a: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

Turnover	-	-	118,084	49,424	25,825	-	193,333
Operating losses	-	-	(54,771)	(61,767)	(6,921)	-	(123,459

	Terrestrial television broadcasting As restated 2001 *HK$'000*	Programme licensing and distribution As restated 2001 *HK$'000*	Overseas satellite pay TV operations As restated 2001 *HK$'000*	Channel operations As restated 2001 *HK$'000*	Other activities As restated 2001 *HK$'000*	Elimination As restated 2001 *HK$'000*	Group total As restated 2001 *HK$'00*
Turnover *(Note 1b)*							
External sales	2,027,515	455,730	162,556	491,287	127,542	-	3,264,63
Inter-segment sales	1,169	119,335	5,075	13,418	49,527	(188,524)	-
	2,028,684	575,065	167,631	504,705	177,069	(188,524)	3,264,63
Segment results (Note 1b)	681,814	283,225	(98,880)	(135,823)	(35,551)	2,572	697,35
Finance costs							(23,16
Share of profits less losses of							
Jointly controlled entities	-	-	-	(9,857)	(6,297)	-	(16,15
Associated companies	-	-	-	4,942	-	-	4,94
Profit before taxation							662,98
Taxation							(111,13
Profit after taxation							551,8
Minority interests							37,5
Profit attributable to shareholders							589,4

dw 4/16

Note 1b: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement commercial operations) and an analysis of their respective turnover and results is as follows:

Turnover	-	-	90,333	25,692	76,280	-	192,3
Operating losses	-	-	(92,098)	(86,856)	(43,665)	-	(222,6

An analysis of the Group's turnover and contribution of operating profit/(loss) for the year by geographical segments is as follows:

	Turnover		Operating profit/(loss)	
				As restated
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**1,878,652**	2,120,443	**487,384**	641,001
Taiwan	**570,445**	498,213	**62,812**	(35,902)
USA and Canada	**193,678**	188,881	**48,131**	10,888
Australia	**48,320**	30,535	**(37,608)**	(52,666)
Europe	**81,744**	85,627	**7,792**	5,082
Mainland China	**86,140**	72,190	**22,548**	20,233
Malaysia and Singapore	**267,055**	232,186	**126,199**	102,078
Other countries	**35,828**	36,555	**18,291**	6,643
	3,161,862	3,264,630	**735,549**	697,357

3. **Other revenues**

	2002	2001
	HK$'000	*HK$'000*
Interest income	**7,786**	49,868
Others	**33,297**	33,305
	41,083	83,173

4. **Operating profit**

Operating profit is stated after charging the following:

	2002	2001
	HK$'000	*HK$'000*
Charging		
Depreciation – owned fixed assets	**166,842**	173,413
Depreciation – leased fixed assets	**269**	255
Cost of programmes, film rights and stocks	**1,031,083**	1,139,144

5. **Taxation**

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

	2002	2001
	HK$'000	*HK$'000*
Hong Kong profits tax	**80,841**	94,493
Overseas taxation	**4,434**	8,369
Under/(over) provisions in prior years	**1,563**	(44,821)
Deferred taxation	**3,226**	53,092
	90,064	111,133

6. **Earnings per share**

The earnings per share is calculated based on the Group's profit attributable to shareholders of HK$589,918,000 (2001 as restated: HK$589,431,000) and 438,000,000 shares in issue throughout the years ended 31 December 2002 and 2001.

DIVIDENDS

At the Annual General Meeting to be held on 28 May 2003, the directors will recommend a final dividend of HK$0.75 per share to shareholders who are on the Register of Members on that date. Together with the interim dividend of HK$0.20 per share, the dividend distribution for the year will be HK$0.95 per share or HK$416.1 million in total.

Dividend warrants will be despatched to shareholders on 6 June 2003.

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

(a) Overview

Reflecting continued general economic malaise in Hong Kong and around the world, 2002 was another challenging year for TVB. Nevertheless, though we are cautious in taking a more optimistic view for the future, we feel there are better days ahead.

For the year ended 31 December 2002, the Group has achieved a turnover of HK$3,162 million representing a decrease of 3% over last year. Profit attributable to shareholders amounted to HK$590 million, a slight increase of 0.1% over last year's profit of HK$589 million. Last year's originally announced profit of HK$596 million was restated downward to HK$589 million to reflect adjustments pursuant to the adoption of a new accounting standard SSAP 34 (Revised) issued by the Hong Kong Society of Accountants on Employee benefits. Earnings per share are the same as last year, i.e. HK$1.35.

TVB's competitive positioning in Hong Kong's free-to-air market continues solid. In fact, our ratings and audience share are as strong as they have ever been. Thus we are very well positioned to benefit from the improvement in the economy we and many other observers anticipate for 2003.

Our international operations continue to increase their contributions to both our top and bottom lines. We expect this positive trend will continue in coming years resulting in greater diversification and reduced volatility of both our consolidated revenue and earnings.

After a period of intensive restructuring, our Taiwan operations turned around in 2002, delivered positive results in the second half of the year, and will make a significant contribution to consolidated profits in 2003.

In line with the trend of previous years, TVB's cooperative production activities in mainland China saw another year of growth in 2002. As the need for Mandarin language programming continues to increase throughout our international distribution system, we anticipate continued, steady growth in this area.

(b) Business Review and Prospect

Terrestrial television broadcasting

At the beginning of 2002, we looked forward to capitalizing on the revenue opportunities brought about by the growth of the market in mainland China.

Our efforts in this direction have proven worthwhile. Programme sponsorship revenue from Chinese advertisers grew substantially in 2002, rivaling programme sponsorship revenue from Hong Kong advertisers.

Another important 2002 sales initiative, designed to combat the weakness of the overall advertising market, was the development of what we call "info-service segments". These are short, informative programme segments sponsored by advertisers. We were able to increase revenue substantially in this area without any opportunity cost to regular airtime resources.

Though growth in these areas was insufficient to make up for market softness in other revenue categories, the potential for further growth in both areas in 2003 is very encouraging. Our sales efforts in mainland China in particular will be geared-up considerably.

Although recently announced Government of HKSAR ("the Government") strategies to balance the budget by increasing taxes will inevitably take their toll on consumer spending, the economy is expected to show modest improvement in the latter part of the year. Moreover, other changes in government policy are encouraging and supportive of an improved outlook for our business. With effect from the renewal of our licence in November 2002, the Government has relaxed restrictions on programme and product sponsorship.

With these relaxations, product and programme sponsorship have the potential to contribute significantly to our total revenue in coming years than in the past. Our efforts will be focused strongly in these areas in 2003. We will also work to increase significantly both the frequency of client contact and the number of creative selling proposals that we make.

With an overall weekday primetime average audience share of 81%, Jade Channel's rating performance in 2002 was impressive. The top 67 highest-rating programmes on Chinese terrestrial TV were Jade programmes.

The Pearl Channel achieved an overall average primetime audience share of 74% for the year. The top 112 highest-rating programmes on terrestrial English TV were all on Pearl. With its strong line-up of blockbuster movies, Pearl in 2002 maintained its position as the second most-highly-rated of all terrestrial channels, including both English and Chinese channels, in the 9:30 p.m. – 11:30 p.m. timeslot on Sundays, just behind the Jade Channel.

New TVB City

Construction of the new TVB City at Tseung Kwan O was substantially completed in 2002. Relocation of studios and offices to the new facility also started in the latter half of the year, with the entire removal scheduled for completion by the third quarter of 2003. Substantially larger than the old facility at Clearwater Bay, the new, all-digital, state-of-the-art production and management facility will expand and upgrade TVB's production capability and position the company favourably for many years to come.

Licence Renewal and Operating Conditions

The Chief Executive in Council approved the renewal of TVB's domestic free television programme service licence for 12 years upon the expiry of its current licence on 30 November 2003.

To improve business prospects of television broadcasters, the Government also announced its intention to allow greater flexibility and latitude in the broadcast of non-designated-language commercials and in programming, product placement and sponsorship arrangements.

Programme Licensing and Distribution

Notwithstanding a slight setback in our video business resulting from sluggish economies around the region, the overall performance of programme licensing and distribution for the year 2002 showed single-digit growth year-on-year. The growth came mainly from licensing to the television sectors of key markets such as Malaysia, Singapore and Canada.

Notwithstanding a change in regulations in mainland China in year 2000 prohibiting the broadcast of imported programming in primetime, our 2001 results showed considerable improvement over the previous year. However, a further change in July 2002 extended the duration of the primetime period, further reducing the broadcasting window available to imported programming. This resulted in a small reduction in our mainland China television licensing revenue. The shortfall was offset by the continuing strong growth in our VCD licensing revenue supported by better distribution and improved cooperation with the licensees of mainland China in combating piracy. Overall, our 2002 licensing revenue from mainland China recorded double-digit growth over 2001.

Overseas Satellite Pay TV Operations

(a) TVB Satellite Platform (TVBSP) USA

The subscriber base of our multi-channel direct-to-home ("DTH") satellite service in the USA grew at an attractive rate in 2002. Commencing in early 2003, DirecTV will distribute our 5-channel package on its nationwide platform. Penetration of the Chinese market segment is expected to accelerate considerably with the improved distribution and sales support provided by the DirecTV network. Our New York office will be operational in the first quarter of 2003, strengthening our distribution and advertising sales presence in the region.

(b) TVB Australia (TVBA)

In Australia, our DTH satellite service revamped its subscription packages and was able to achieve modest growth in the subscriber base during the year. Shanghai Broadcasting Network's satellite channel was added to our service, enabling us to offer a competitively stronger, 10-channel package. Negotiations with several programming channels from mainland China have begun. Including these channels in our package will enable us to more effectively target the sharply increasing Mandarin speaking Chinese population in Australia.

(c) The Chinese Channel (TCC) Europe

In Europe, smart card piracy in our DTH service in 2002 was still the main impediment to healthy growth. A number of interim remedial measures were implemented during the year but were unsuccessful in solving the problem. However, the technology available to address this sort of piracy has improved considerably, and our system supplier has recently completed installation of a new, state-of-the-art encryption system which we believe will solve the problem, opening the way to reinvigorated growth in the subscriber base in 2003.

Channel Operations

(a) Taiwan

Following thorough restructuring within our Taiwan television operation in mid 2002, both revenue and operating results of our TVBS channels recorded substantial growth in 2002 despite continuing poor economic conditions and the highly competitive television industry in Taiwan.

In 2003, TVBS will consolidate its television and magazine resources to improve further on revenue and profitability. Together with steady growth in revenue from its overseas channel, TVBS-Asia, as well as the potential benefits from Taiwan's membership in the WTO, we expect TVBS to continue to grow and to be profitable in 2003.

(b) TVB8 & Xing He

The landing of our Xing He and TVB8 channels in Malaysia has brought substantial growth in subscription revenue. Other markets, such as the USA, Japan, Singapore and Australia, also delivered healthy increases in subscribers. A balanced mix of programming focused on entertainment and leisure content was welcomed by viewers and supported subscriber growth. The number of homes reached by TVB8 in mainland China rose significantly through extensive distribution efforts.

2003 will see additional effort focused on further increasing the number of homes reached in mainland China, which in turn will support advertising sales in the country.

Other Activities

(a) Jade Animation

Despite the drop in revenue in 2002, Jade Animation achieved single-digit growth in profit by improved margins and cost saving measures. Animation distribution and merchandising activities in mainland China have commenced contributing to the Group's revenue and profits. Jade Animation will focus on own project development and animation channel operation while building up international strategic partners to secure co-production and international markets.

(b) Internet Operations (Hong Kong & China)

Our Hong Kong Internet operations, conducted through our wholly-owned subsidiary, TVB.COM Limited, achieved a modest level of operational profitability in 2002 after a year of consolidation.

Because of impressive growth in the numbers of Hong Kong broadband subscribers, the provision of content to broadband content portals has generated a substantial increase in revenue. Revenue from infoline and mobile telephone-related services also provided a steady income flow that promises to grow further in the coming year.

A new source of revenue growth is the provision of value-added content to multimedia services on 2.5G and 3G mobile networks. Operational expenses have been well controlled. This, together with the promising growth of mobile telephone services, gives us an encouraging, positive income outlook for 2003.

To better reflect the expansion of its business scope to provide value-added content to multi-media platforms, the name of our Shanghai-based jointly controlled entity was changed to 上海新視綫互动多媒体有限公司. The provision of value-added content to Shanghai Telecom's broadband subscribers is expected to commence this year. This promises to improve revenue substantially.

(c) Magazine Publishing

The economic downturn and high unemployment rates contributed to extremely hard times for Hong Kong in 2002. The publishing industry suffered along with the rest of the economy and will continue to face stiff challenges in the coming year. Notwithstanding the negative influences, TVB Publications Limited recorded an increase in net profit for 2002, mainly contributed by advertising income and below-the-line sales projects.

According to research recently conducted by The Hong Kong Advertisers Association, advertising spending through different media decreased dramatically in 2002. The one exception was Internet advertising which saw an increase based on growing numbers of Internet users. In year 2002, we continued actively to promote our magazine and latest news through tvb.com, which allows direct interaction with our readers in different parts of the world.

HK Pay TV

After negotiations extending over several months during the second half of 2002, TVB was very pleased to announce on 20 February 2003 the signing of an investment agreement with Intelsat, Ltd. ("Intelsat") for the funding of TVB's Hong Kong Pay TV subsidiary, Galaxy Satellite Broadcasting Limited ("GSBL"). Under the agreement, Intelsat will acquire 51% of GSBL's effective interest, while TVB will retain a 49% minority stake.

With funding now in place, GSBL will proceed with preparations to launch by the end of 2003 a competitively priced 24-channel service containing 5 core channels of Chinese language programming supplied by TVB, and, additionally, an attractive package of international and other channels acquired from other sources. The service will be expanded to 40 channels within 18 months of launching.

FINANCIAL REVIEW

(a) Capital Structure and Liquidity

With the new TVB City Project nearing completion, the fixed assets of the Group increased by HK$512 million, a 31% increase over 2001. This has caused a reduction of HK$310 million in our cash and bank balances which showed a position of HK$362 million at the end of the year 2002. It is expected that further cash expenditures of HK$500 million will be made and taken to account 2003. For this, we have arranged with our bankers additional facilities to cover the shortfall if it cannot be met by cash generated from operations. Cash and cash equivalents held by the Group were principally in Hong Kong Dollars and US Dollars and were not related to debts.

There is an increase in film rights and programme inventories of HK$126 million on account of increased acquisition and production of programmes during the year enabling us to meet the needs of channel supply agreements with GSBL Pay TV services (to be launched in the latter part of this year) and others. Accounts receivable have reduced by HK$181 million reflecting a lower billing for our local advertising sales and improved collection of accounts. Accounts payable have decreased as more progress payments on the new TVB City Project have been made as the project nears completion.

The Group maintained a low gearing ratio of 10.8% as of 31 December 2002 (2001: 9.9%) which was measured by total debts of HK$356 million (December 2001: HK$307 million) against a shareholders' fund of HK$3,274 million (December 2001: HK$3,095 million). Shareholders' fund as of 31 December 2002 was restated from HK$3,144 million to HK$3,095 million to take in adjustments for employee leave entitlements not provided for in prior years, brought about by the adoption of SSAP 34 (Revised) issued by the Hong Kong Society of Accountants on employee benefits.

- Debts increased over last year by HK$49 million due to additional funding requirements of overseas subsidiaries and also loans taken out for the new TVB City Project.

- Debts consisted of short and long-term bank loans, notes payable and bank overdrafts taken out mainly for purchase of properties, equipment and studio facilities in Taiwan and the new TVB City Project. Loans totalling HK$162 million (December 2001: HK$144 million) were secured by assets of subsidiary companies.

- All debts were subject to floating rates of interest at an agreed percentage above the prevailing basic lending rates of the banks.

- A profile of debt maturity was as follows: within one year, HK$300 million (84%); in the second year, HK$9 million (3%); in the third to fifth years, HK$26 million (7%); and after the fifth year, HK$21 million (6%).

- Debts were denominated mainly in New Taiwan Dollars (76%), British Pounds (14%), Hong Kong Dollars (8%) and other currencies, such as US and Australian Dollars.

- The Group had no committed borrowing facilities during the year.

Capital commitments of the Group, excluding the Group's share of commitments for jointly controlled entities, decreased by 53% to HK$606 million (December 2001: HK$1,298 million).

There was no material acquisition or disposal of subsidiaries and associated companies during the year.

(b) Contingent liabilities

There were guarantees to the extent of HK$89.6 million (December 2001: HK$93.6 million) provided to bankers for banking facilities and a performance bond issued to the Government. Upon entering into the Subscription and Shareholders Agreement with Intelsat Hong Kong, LLC, a subsidiary of Intelsat, the Group's effective interest in GSBL has been reduced to 49%. Arrangement is being made for the new holding company of GSBL to substitute surety for the performance bond (HK$88 million) issued to the Government.

On 18 July 2002, GSBL was served a court claim filed by Americom Asia-Pacific, LLC ("AAP"), issued in London for outstanding satellite transponder service fees in the total sum of US$1,132,235 pursuant to the GE-1A Satellite Transponder Service Agreement made between the parties in September 2000. The claim was subsequently withdrawn by AAP and therefore it has no material financial impact on the Group.

(c) Exposure to fluctuation in exchange rates and related hedges

As of 31 December 2002, exchange contracts entered into with bankers to sell forward certain foreign currencies in order to hedge against fluctuation for trade receipts from overseas customers amounted to HK$0.79 million. When translated at rates ruling at 31 December 2002, the value worked out came very close to the value of these contracts.

HUMAN RESOURCES

As of 31 December 2002, the Group employed, excluding directors and freelance workers but including contract artistes and staff in overseas subsidiary companies, a total of 5,039 (2001: 5,194) fulltime employees. About 26% of these were employed in overseas subsidiaries and were paid on a scale and system relevant to their localities and local legislation. For local employment, different pay schemes are operated for contract artistes, sales and non-sales employees. Contract artistes are paid either on a show basis or by a package of shows. Sales personnel are remunerated based on on-target-earning packages comprised of salary and sales commissions. Non-sales personnel are offered a monthly salary. The year-end bonus equivalent to one month's salary was withdrawn from 1 January 2002. There was no share option scheme adopted by the Group during the year. From time to time, the Group organizes, either in house or with vocational institutions, seminars, courses and workshops on subjects of technical interest, industry safety, management skills and related studies, apart from sponsorship of training programmes that employees may enroll. With GSBL being reclassified as an associated company, about 61 GSBL staff will depart from the TVB Group from 20 February 2003.

USE OF PROCEEDS

The Company received net proceeds of HK$603 million by a placing of 4.87% shares on 30 April 1999 and a subscription of 20,355,000 new shares on 4 May 1999. The proceeds had a balance of HK$280 million as at 31 December 2001, covering partly by gilt-edged bonds maturing in late March 2002, which were redeemed in full on schedule. All the proceeds have been used in full for capital expenditure committed for the new TVB City Project.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during the year.

CORPORATE GOVERNANCE

During the year, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") save that independent non-executive directors who have not been appointed for a specific term are subject to retirement by rotation as specified by the Company's Articles of Association.

AUDIT COMMITTEE

In compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of the Stock Exchange, an Audit Committee was established on 1 January 1999 with written terms of reference adopted from "A Guide For The Formation of An Audit Committee" published by the Hong Kong Society of Accountants.

The Audit Committee provides an important link between the Board and the Company's auditors in matters coming within the scope of the Group audit. It also reviews the effectiveness of external audit and of internal controls and risk evaluation. The Committee now comprises two independent non-executive directors, namely Mr. Lee Jung Sen and Dr. Li Dak Sum. Two meetings were held during the current financial year.

ANNUAL REPORT

The 2002 annual report containing all the information required by the Listing Rules of the Stock Exchange will be published on the Stock Exchange's website (www.hkex.com.hk) and the Company's website (www.tvb.com.hk) within 14 days from the date of this announcement.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at 11 a.m. on Wednesday, 28 May 2003 at the Magnolia and Camomile Rooms, Lower Level II, Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 7 May to 28 May 2003, both dates inclusive.

By Order of the Board
Ho Chan Fai
Company Secretary

Hong Kong, 26 March 2003



Television Broadcasts Limited

(Incorporated in Hong Kong with limited liabilities)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the shareholders of the Company will be held at the Magnolia and Camomile Rooms, Lower Level II, Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong, on Wednesday, 28 May 2003 at 11:00 a.m. for the following purposes:–

(1) To receive and consider the Company's Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2002;

(2) To sanction a final dividend;

(3) To elect Directors;

(4) To appoint Auditors and authorise the Directors to fix their remuneration;

(5) As special business, to consider and, if thought fit, pass the following Resolutions as Ordinary Resolutions:–

(I) **THAT:**

(a) subject to paragraph (c) below and in substitution of all previous authorities, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with unissued shares in the capital of the Company and to make or grant offers, agreements, options and other rights, or issue securities, which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements, options and other rights, and issue securities, which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on the ordinary shares in the Company (such ordinary shares being defined in this and the following Resolution (II), "Shares") in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(i) 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution; and

(ii) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to the directors of the Company by this Resolution; and

"Rights Issue" means an offer of shares in the Company, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the directors of the Company, to holders of Shares on the register (and, where appropriate, to holders of other securities of the Company entitled to be offered them) on a fixed record date in proportion to their then holdings of Shares (or, where appropriate, such other securities), subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong.

(II) **THAT:**

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this Resolution and the approval pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to the directors of the Company by this Resolution.

(III) **THAT** the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution (I) above in respect of the share capital of the Company referred to in paragraph (c)(ii) of such resolution.

(IV) **THAT** the period of 30 days during which the Company's Register of Members may be closed under Section 99(1) of the Companies Ordinance during the calendar year 2003 be and it is hereby extended, pursuant to Section 99(2) of the Companies Ordinance, to 60 days.

By Order of the Board
Ho Chan Fai
Company Secretary

Hong Kong, 26 March 2003

A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.

The Register of Members of the Company will be closed from 7 May 2003 to 28 May 2003, both dates inclusive.

Explanatory Notes To The Resolutions

Set out below is a brief explanation of the purpose of each resolution.

Resolution No:	Purpose
(5)(I)	General Mandate authorising the directors to issue additional shares.
(5)(II)	General Mandate authorising the directors to repurchase issued shares.
(5)(III)	Extension of authority given under Resolution (5)(I) to shares repurchased under the authority given in Resolution (5)(II).
(5)(IV)	Extension of the number of days during which the Company's Register of Members may be closed for 2003, from 30 to 60 days.